December 29, 2011

Mr. Patrick Gilmore
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Compuware Corporation
Form 10-K for the fiscal year ended March 31, 2011
Filed on May 27, 2011
File No. 000-20900

Dear Mr. Gilmore:

On behalf of Compuware Corporation, a Michigan corporation (the “Company” or “Compuware”), I am responding to the Staff’s comment letter dated December 15, 2011 with respect to Compuware’s Form 10-K for the fiscal year ended March 31, 2011.  I have set forth below each question contained in the Staff’s comment letter, followed by our response thereto.

Form 10-K for the Fiscal Year Ended March 31, 2011
Item 1. Business
Backlog, page 13
1.
We note that beginning in fiscal 2011, backlog of your application services segment includes up to three years of anticipated renewal revenue associated with certain annual contracts that you believe are highly likely to be renewed.  Please tell us how your disclosure complies with Item 101(c)(1)(viii) of Regulation S-K which requires backlog to include only orders that are believed to be firm.

Response

We consider the backlog related to our application services segment (Covisint) to be up to five years of contractually committed arrangements plus up to three years of anticipated renewal revenue associated with certain annual contracts that we believe are highly likely to be renewed.

The anticipated renewals included in backlog relate to certain lines of business that represent approximately 16% of our application services revenue in Fiscal 2011. For these lines of business, we enter into annual arrangements which include automatic renewal provisions in the executed contract.  We believe, based on historical experience, that these contracts are highly likely to be renewed, and therefore, are substantially equivalent to firm orders.  As a result, we included these amounts in the backlog balance in the Form 10-K along with disclosure of how we calculated the amount.

We note that this methodology for calculating backlog is consistent with the methodology we included in our January 21, 2011 response to the Staff’s comment letter dated January 3, 2011.

Item 8. Financial Statements and Supplementary Data
Note1- Summary of Significant Accounting Policies
Revenue Recognition
Professional services fees, page 61
2.
We note that many of your application service fee contracts include a one-time project fee and recurring  SaaS fees and that you have concluded that the one-time project fees do not qualify as a separate element of accounting because you are the only vendor to provide the services.  Please address the following as it relates to these arrangements:

•
Since the one-time project fees do not qualify as a separate unit of accounting, please tell us why this fee is recognized over the expected service period as opposed to being combined with the recurring SaaS fees and recognized over the SaaS contract period.   Refer to paragraphs 5 and 6 of ASC 605-25-25.

Response

Our application services customers generally enter into SaaS contracts for up to three years.  Substantially all of our application services SaaS customers renew their initial SaaS service contracts.  These renewals are generally at fees comparable to those in the initial arrangement excluding any one-time project fees.  Therefore, we estimate the expected useful life (service period) of the one-time project fees which do not qualify as a separate unit of accounting and recognize those fees over the expected service period since it is longer than the initial SaaS service contract and the customer continues to benefit from these services beyond the initial SaaS service contract.  If the initial contract period were longer than the expected service period, we would recognize the one-time project fees over this longer SaaS contract period.  We believe this is consistent with SAB Topic 13 item 3.f.  “Delivery and performance – Nonrefundable up-front fees” which indicates:

“…the on-going rights or services being provided or products being delivered are essential to the customers receiving the expected benefit of the up-front payment. Therefore, the up-front fee and the continuing performance obligation related to the services to be provided or products to be delivered are assessed as an integrated package. In such circumstances, the staff believes that up-front fees, even if nonrefundable, are earned as the products and/or services are delivered and/or performed over the term of the arrangement or the expected period of performance39 and generally should be deferred and recognized systematically over the periods that the fees are earned.

39 The revenue recognition period should extend beyond the initial contractual period if the relationship with the customer is expected to extend beyond the initial term and the customer continues to benefit from the payment of the up-front fee (e.g., if subsequent renewals are priced at a bargain to the initial up-front fee).”

•	Your disclosure on page 11 indicates that you began offering a new solution during 2011, First Mile. Tell us whether this policy relates to that solution.

Response

The First Mile solution is part of our Gomez SaaS software product offering which is recognized as subscription fees and is not part of our application services revenue.  As noted on page 61 of our form 10-K in the “Maintenance and subscription fees” section, subscription fees are deferred upon contract execution and are recognized ratably over the term of the subscription.  We believe this is appropriate because the software license cannot be unbundled from the hosting service since the customer is not permitted to take delivery and may only use the software in conjunction with our hosting service. Therefore, in accordance with ASC 985-605-55-121 these arrangements are not within the scope of ASC 985-605 and the associated subscription revenue is recognized over the term of the arrangement once the customer has access to the software.

•
Updated disclosure included in the Form 10-Q for the quarterly period ended September 30, 2011 implies that you have now concluded that some project fees have standalone value since other vendors provide similar services while other project fees do not have standalone value.  Provide the basis for the change in your conclusion from the Form 10-K.

Response

Prior to March 31, 2011, we generally performed all the services associated with our application services segment.  During fiscal 2012, we have obtained evidence of third parties and customers themselves performing many of these one-time services, and we have determined that this evidence is substantive enough to meet the requirements of ASC 605-25 for standalone value.  As noted in ASC 605-25-5 a. “items have value on a standalone basis if they are sold separately by any vendor …” Accordingly, we have begun to recognize one-time service fees with standalone value as the professional services are performed.  This recognition follows the recognition policies disclosed for our professional services fees.

Note 14 – Income Taxes, page 81
3.
We note that foreign income before income taxes comprises 14% of your 2011 pre-tax income.  Please tell us how you considered disclosing whether you have any foreign unremitted earnings, the amount of such unremitted earnings and the amount of the unrecognized deferred tax liability associated with the unremitted earnings, if any.  Refer to paragraph 2 ASC 740-30-50.

Response

ASC 740-30-50 states that disclosure is required whenever a deferred tax liability is not recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and corporate joint ventures.  Compuware does not permanently reinvest any earnings in its foreign subsidiaries and recognizes all deferred tax liabilities that arise from outside basis differences in its investments in subsidiaries.  Therefore, we believe the disclosures pursuant to ASC 740-30-50 are not required.  We will include disclosure in future filings stating that earnings are not permanently reinvested in foreign subsidiaries.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in all Company filings.  We understand that neither the staff’s comments nor changes we make to our disclosure in response to staff comments foreclose the Commission from taking any action with respect to our filings and that the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (313) 227-7300 with any questions or if we can be of any assistance.

Very truly yours,

/s/ Laura L. Fournier

Laura L. Fournier
Chief Financial Officer
Compuware Corporation